Allegiant Travel Company
1201 N. Town Center Dr. Las Vegas, NV 89144

December 14, 2022

Mr. John Cannarella
Mr. Karl Hiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allegiant Travel Co
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-33166

Dear Mr. Cannarella and Mr. Hiller:

This is in response to the Staff’s letter dated December 7, 2022 regarding Allegiant’s Annual Report on Form 10-K for the year ended December 31, 2021. For your convenience, we have included in this letter the Staff’s comment before providing our response to that comment.

Form 10-K for the Fiscal Year ended December 31, 2021

Financial Statements
Note 7 Long Term Debt, page 71

1.We note your response to prior comment one stating that you will "evaluate including additional detail" regarding your long-term debt in future filings, although you also indicate that you view your present disclosures as fully responsive to the disclosure requirements in Rule 5-02.22 of Regulation S-X.

However, we believe that details should be provided for each issue or type of obligation that is presently combined with dissimilar obligations and with greater specificity. Please submit the revisions that you propose to address this concern.

If you expect to include aggregated content, explain your rationale or view on the type classification and provide us with a schedule of the related obligations, along with descriptions of the corresponding balances and terms.

Response:

In reference to the Staff’s comment, in our prior response on November 14, 2022, we indicated we will evaluate including additional detail “in tabular format” in future filings. By saying that, we did not mean to imply that additional disclosures would be made, but rather, that we will include a tabular summary of the various categories of debt in future filings highlighting the respective debt balances, interest rates and maturities of each category of debt, all of which are already included in our present disclosures. As indicated in our November 14th response letter, we believe the disclosures in our Form 10-K for 2021 to be fully responsive to the disclosure requirements in Rule 5.02.22 of Regulation S-X as:

1.Further detail concerning debt transactions we entered into during the three years covered in our Form 10-K for 2021 is contained in the paragraphs below the tabular presentation in Note 7. In particular, there are subsections of Note 7 describing the terms of our: (i) Term Loan and Senior Secured Notes, (ii) Consolidated Variable Interest Entities, (iii) Payroll Support Loans, (iv) Senior Secured Revolving Credit Facility, (v) Other Secured Debt, and (vi) Construction Loan Agreement.

2.Further information on the finance leases included in our debt balances is included in Note 8 - Leases in our 10-K for 2021.

3.The debt and finance leases further described in Notes 7 and 8 represent more than $1.4 billion of our total debt balance as of December 31, 2021. The remainder of our debt outstanding as of December 31, 2021 and included in the tabular presentation was incurred prior to the three-year period covered by our Form 10-K for 2021 and is described in further detail in the Notes to our financial statements in our Form 10-K’s for prior periods.

Nor do we believe any revisions or additions need to be made to our disclosures in the Form 10-K for 2021 in light of the detail previously disclosed in our Form 10-K filings as indicated above.

The tabular format we intend to include in future filings will summarize the content disclosed in the textual paragraphs under the following categories:

1.Term Loan and senior secured loans – each of these loans is secured by all of our assets with the exceptions of aircraft assets, Sunseeker Resort and certain other exceptions.

2.Consolidated variable interest entities – each relating to specific aircraft financings.

3.Senior secured revolving credit facilities – each subject to being drawn and each secured by either aircraft assets or, in one case, the same collateral securing our senior secured loans referenced above.

4.Debt secured by aircraft, engines, other equipment or real estate – each of which constitutes an asset-based financing.

5.Finance leases of aircraft assets – each relating to the acquisition or financing of aircraft.

6.Construction loan agreement financing the construction of, and secured by, our Sunseeker Resort.

7.Unsecured debt – this will disclose the loan under the U.S. Treasury’s Payroll Support Programs, which had a balance as of December 31, 2021, but has now been repaid in full. We do not have any other unsecured debt at this time.

We believe these are logical classifications based on our business and the types of financing. The balances, interest rates and maturities of each category of debt will be summarized in a tabular format. As referenced above, the amounts, interest rates, maturities and terms of each of these financings have already been described in the textual paragraphs below the tabular presentation in our 2021 and prior Form 10-K’s and we will continue to provide that textual detail in future filings.

We sincerely hope that the foregoing has thoroughly addressed your comments on our 2021 Form 10-K filed on March 1, 2022.

We will be pleased to respond promptly should you require additional information or material to facilitate your review. If you have any questions, please contact me at 702-830-8520.

Sincerely,

/s/ Gregory Anderson
President and Chief Financial Officer